UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

ABENGOA, S.A.
FORM 6-K

Abengoa, S.A. (“Abengoa” or the “Company”), pursuant to article 82 of Law on Securities Market hereby notifies the following

Relevant Fact

The Ordinary General Meeting of Shareholders of this Company, held on 29 March 2015 at second call, has resolved to distribute the dividend corresponding fiscal year 2014 to its shareholders that have such condition by 23:59 hours of 16 April 2015 in accordance with the following details:

•                                Amount of dividend corresponding to fiscal year 2014: 0.113 euros per share.

•                                Retention, be it the case, of 20% on the gross amount: 0.0226 euros per share.

•                                Net Amount of dividend per share: 0.0904 euros per share.

Number of issued shares with dividend rights: 839,769,720 shares of which 84,160,934 are Class A shares and 755,608,786 are Class B shares.

The dividend will be distributed in one single payment on 17 April 2015.

“RBC Dexia Investor Services España S.A.” has been appointed as the paying agent entity. Thus, the payment of the dividend to the adhered entities shall be made on the indicated date, after presenting the relevant position certificates, at “RBC Dexia Investor Services España S.A.” C/ Fernando el Santo, 20, 28010 Madrid.

This resolution has also been notified to the “Sociedad de Gestión de los Sistemas de Registro Compensación y Liquidación de Valores S.A” for the purpose of Royal Decree 166/1992, of February 14, on stock representation through account notes and compensation and liquidation of Stock Exchange operations.

Seville, 1 April 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

Date: 1 April, 2015	By:	/s/ Daniel Alaminos Echarri
Name: Daniel Alaminos Echarri
Title: General Secretary